UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Securities Purchase Agreement for the Sale of Senior Secured Convertible Note in the Principal Amount of US$18.13 Million

On August 24, 2022 (the “Signing Date”), Genius Group Limited, a Singapore company (“Genius” or the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional accredited investor pursuant to which on August 26, 2022 it sold a senior secured convertible note in the principal amount of US$18.13 (the “Note”) to the investor for a purchase price of US$17 million (an original issue discount of 6%) in a transaction exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The following summary of the terms of the Note is qualified in its entirety by the provisions of the Note which has been filed as an exhibit to this report. Capitalized terms used herein without definition have the meaning assigned to them in the Purchase Agreement.

The Note is a senior secured obligation of the Company secured by a lien on all assets of the Company and certain of its subsidiaries, bears interest at 5% per annum (or 15% per annum if an event default has occurred and is continuing) and matures on February 26, 2025. Certain of the Company’s subsidiaries have guaranteed payment of the Company’s obligations under the Note.

Beginning three months following the closing the Company is required to make equal monthly installment payments of the Note through the maturity date (each payment date, an “Installment Date”), for the amounts set forth in the Note (the “Installment Payment Amount”), which payments are payable in cash or subject to certain equity conditions, ordinary shares of the Company (or a combination of cash and shares), with such shares being valued for each payment calculated at the lesser of (i) the conversion price then in effect, (ii) 90% of the arithmetic average of the three lowest daily dollar volume weighted average price of the ordinary shares on the NYSE American (“VWAP”) for the twenty trading days prior to the payment date, or (iii) 90% of the VWAP for the trading day prior to the payment date. All amortization payments are subject to the right of the holder of the Note (the “Holder”) to (a) defer some or all of any Installment Payment to a subsequent Installment Date; and (b) at any time during an installment period, convert up to two and one-half times the installment amount at the Installment Price.

The Note is convertible into the Company’s ordinary shares at the Holder’s option, in whole or in part, at a conversion price of US$5.17 per ordinary share, subject to adjustment for stock dividends, stock splits, anti-dilution and other adjustment events.

The Company has the right to redeem all (but not less than all) of the Conversion Amount for cash at the Optional Redemption Price 30 trading days after notice of redemption to the Holder but only if and so long as the Equity Conditions continue to be met during each trading day during the period following the date notice of redemption is given to the Holder; provided that if the Company delivers an Optional Redemption Notice in connection with any Change of Control, then the Optional Redemption Amount shall be the Change of Control Redemption Price.

.

Upon completion of a Change of Control, the Holder may require the Company to purchase the Note at the redemption price equal to the greater of 115% of the outstanding principal balance of the Note and all accrued and unpaid interest thereon and 115% of the value of the ordinary shares issuable upon conversion of the Note following the announcement of the Change of Control .

Prior to all outstanding amounts under the Note being repaid in full, the Company will not create any new encumbrances on any of its or its subsidiaries’ assets without the prior written consent of the investors. The Company is also prohibited from incurring additional indebtedness subject to certain limited exceptions. The Note is subject to standard events of default and remedies therefor.

The Company is required to file within 30 days of the Signing Date and have declared effective within 60 days of the Signing Date a registration statement (“Effectiveness Date”) on Form F-1 (or Form F-3 when the Company becomes eligible to use that form) covering the resale of the ordinary shares issuable as part of an installment payment on the Note, or upon the conversion or redemption of the Note.. Beginning on the 31st day and 61st day, respectively, after the Signing Date, and for every subsequent 30-day period that such registration statement has not been filed or declared effective, as applicable, the Company is required to pay the Holder of the Note 2.0% of the Principal Amount outstanding in cash as liquidated damages.

The Holder has the right (but not the obligation) to participate in up to 30% of any subsequent equity or debt financings until March 1, 2026.

The proceeds have been placed in a deposit account control agreement with the investor (the “Blocked Cash”) which may be released to the Company in up to three disbursements upon the satisfaction of the following conditions:

(A)	The initial tranche of US $8.50 million will be released upon the latest of (i) the effectiveness of the Registration Statement, (ii) shareholder authorization of the Company’s share capital at the Company’s Annual General Meeting and the issuance of ordinary shares pursuant to the Note, which is scheduled to be held on September 9, 2022, provided that at the date of release (x) the Company is in compliance with Minimum Cash Test, (y) no Event of Default has occurred and no circumstance exists that with the passage of time, the giving of notice or both would become an Event of Default, and (z) satisfaction of certain post-closing condition set forth in the Securities Purchase Agreement (the “First Release Conditions”)

(B)	The second tranche of US$8.50 million will be released following the date of the third installment payment of the Note provided (i) the Company has received gross proceeds (less any reasonable placement agent, underwriter and/or legal fees and expenses) of at least US$7,500,000 from the sale and issuance in a single closing of ordinary shares and/or options and/or convertible securities (the “Equity Raise”); (ii) no Equity Conditions Failure has occurred that is then continuing, (iii) the ratio of the Company’s Total Indebtedness to Market Capitalization is no greater than 33%, and (iv) each of the conditions to the first release continue to be satisfied, including the maintenance of required shareholder approvals and the continued effectiveness of the registration statement (the “Second Release Conditions”).

(C)	If following the date of the third installment payment of the Note, all of Second Release Conditions are satisfied but for the Equity Raise, the Company may request the release of $5,000,000, but the remaining $3,500,000 will only be released upon the Company’s delivery of a subsequent written notice to the holders certifying (x) that the Equity Raise has been consummated and the other Second Release Conditions continue to be or (y) that the aggregate Outstanding Value of the Note is equal to or less than $9,065,000 and the Second Release Conditions (other than the Equity Raise) continues to be satisfied.

The Company has entered into voting agreements with principal shareholders of the Company in connection with any stockholder approvals required for the conversion of the Note in ordinary shares.

The Note will impose certain customary affirmative and negative covenants upon the Company, which includes a minimum cash condition and a cash burn covenant, each as described below.

As long as the Note remains outstanding, the Company is required, at all times, to maintain on deposit in a Blocked Account an amount of cash (which shall be in addition to the Blocked Cash) is equal to the greater of (x) an amount equal to 33% of the positive difference between (1) the aggregate amount of cash released from the Blocked Account in accordance with the release conditions and (2) the aggregate Installment Amounts paid to the Holder by the Company and (y) US$2,000,000 (the “Minimum Cash Test”). Once the Outstanding Value is less than US$2,000,000 the Company will no longer be required to comply with the Minimum Cash Test.

Commencing on the date of the initial release from the deposit account and at all times thereafter, if the Company’s Available Cash is less than 125% of Adjusted Total Indebtedness, the Available Cash on the last Business Day of each calendar month shall be greater than or equal to the Available Cash on the last Business Day of the calendar month six (6) months prior to such date of determination less $6,000,000 and greater than or equal to the available cash on the last Business Day of the calendar month three (3) months prior to such date of determination less $3,500,000.

If an event of default under the Note occurs, the Holder will be able to elect to redeem the Note for cash equal to 115% of the then-outstanding principal amount of the Note (or such lesser principal amount accelerated by the Holder) plus accrued and unpaid interest thereon, or to convert the Note into ordinary shares at a conversion price equal to the lowest of (i) the applicable Conversion Price as in effect on the applicable Conversion Date of the applicable Alternate Conversion, (ii) 85% of the VWAP of the ordinary shares as of the trading day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, (iii) 85% of the VWAP of the ordinary shares as of the trading day of the delivery or deemed delivery of the applicable Conversion Notice and (iv) 85% of the price computed as the quotient of (I) the sum of the VWAP of the ordinary shares for each of the three (3) trading days with the lowest VWAP of the ordinary shares during the twenty (20) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by three (3).

The Note includes a limitation such that the Purchaser’s beneficial ownership will not exceed 4.99% of the Company’s shares outstanding at the time of exercise (which percentage may be decreased or increased by the Purchaser subject to the terms of the Note but may not exceed 9.99%). Until March 1, 2026, the Purchaser will, subject to certain exceptions, have the right to participate up to 30% of any debt, preferred stock, or equity-linked financing of the Company or its subsidiaries.

The Company intends to use the net proceeds available from the issuance and sale of the Notes for general corporate purposes and for acquisitions to the extent permitted under the Purchase Agreement.

The securities to be issued to the Purchaser will not be registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The Purchase Agreement requires the Company to file resale registration statements with respect to the shares to be issued as part of monthly installment payments or issuable upon conversion or redemption of the Note as soon as practicable and in any event within 30 days after the closing.

Boustead Securities, LLC, the Company’s firm commitment IPO underwriter, also acted as the exclusive placement agent for the sale of the Note to the investors for which it received a cash fee of $1,275,000, equal to 7.5% of the gross proceeds from the sale of the Note, and warrants equal to 5% of the ordinary shares issuable upon conversion of the Note.

EXHIBIT INDEX

Exhibit

Item	Description
10.1	Securities Purchase Agreement
10.2	Senior Secured Convertible Note
10.3	Security Agreement
10.4	Subsidiary Guaranty
10.5	Form of Voting Agreement
10.6	Registration Rights Agreement
99.1	Press Release dated August 25, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: August 26, 2022
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman
(Principal Executive Officer)